Exhibit 99.2

NSAII NETHERLAND SEWELL & ASSOCIATES, INC. WORLDWIDE PETROLEUM CONSULANTS ENGINEERING·• GEOLOGY • GEOPHYSICS • PETROPHYSICS	Chairman Emeritus Clarence M. Netherland Chairman & CEO Frederic D. Sewell President & CEO C.H. (Scott) Rees III	Executive Committee G. Lance Binder – Dallas Danny D. Simmons – Houston P. Scott Frost – Dallas Dan Paul Smith – Dallas Joseph J. Spellman – Dallas Thomas J. Tella II—Dallas

February 25, 2005

Mr. Robert McNamara

Challenger Minerals Inc.

15375 Memorial Drive, Suite G200

Houston, Texas 77079

Dear Mr. McNamara

In accordance with your request, we have estimated the proved reserves and future revenue, as of December 31, 2004, to the Challenger Minerals Inc. (Challenger) interest in certain oil and gas properties located in the United States, as listed in the accompanying tabulations. This report has been prepared using constant prices and costs and conforms to the guidelines of the Securities and Exchange Commission (SEC).

As presented in the accompanying summary projections, Tables I through IV, we estimate the net reserves and future net revenue to the Challenger interest in properties located in the United States, as of December 31, 2004, to be:

	Net Reserves		Future Net Revenue(1) ($)
Category	Oil (Barrels)	Gas (MCF)	Total	Present Worth at 10%
Proved Developed Producing	161,231	2,890,912	14,272,200	13,532,700
Non-Producing	115,486	2,189,765	12,019,200	8,959,300
Proved Undeveloped	0	33,189	(35,300)	(27,100)

Total Proved	276,717	5,113,866	26,256,100	22,464,900

(1)	Future net revenue is after deducting estimated abandonment costs.

The oil reserves shown include crude oil and condensate. Oil volumes are expressed in barrels that are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of standard cubic feet (MCF) at the contract temperature and pressure bases.

The estimated reserves and future reserves shown in this report are for proved developed producing, proved developed non-producing, and proved undeveloped reserves. In accordance with SEC guidelines, our estimates do not include any probable or possible reserves which may exist for these properties. This report does not include any value which could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. This report includes a summary projection of reserves and revenue for each reserve category along with one-line summaries of reserves, economics, and basic data by lease.

Future gross revenue to the Challenger interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deducting these taxes, future capital costs, operating expenses, and abandonment costs but before consideration of federal income taxes. In accordance with SEC guidelines, the future net revenue has been discounted at an annual rate of 10 percent to determine its “present worth.” The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

For the purposes of this report, a field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs which may be incurred due to such possible liability. Our estimates of future revenue do not include any salvage value for the lease and well equipment but do not include Challenger’s estimates of the costs to abandon the wells, platforms, and production facilities. Abandonment costs are included with other capital investments.

Oil prices used in this report are based on a December 31, 2004, West Texas Intermediate posted price of $40.25 per barrel, adjusted by lease for quality, transportation fees, and regional price differentials. Gas prices used in this report are based on a December 31, 2004, Henry Hub spot market price of $6.18 per MMBTU, adjusted by lease for energy content, transportation fees, and regional price differentials. Oil and gas prices are held constant in accordance with SEC guidelines.

Lease and well operating costs are based on operating expense records of Challenger. These costs include the per-well overhead expenses allowed under joint operating agreements along with the costs estimated to be incurred at and below the district and field levels. Headquarters general and administrative overhead expenses of Challenger are not included. Lease and well operating costs are held constant in accordance with SEC guidelines. Capital costs are included as required for workovers, new development wells, and production equipment.

We have made no investigation of potential gas volume and value imbalances resulting from overdelivery of underdelivery to the Challenger interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on Challenger receiving its net revenue interest share of the estimated gross gas production.

The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. A substantial portion of these reserves are for behind pipe zones. Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar production. As such reserve estimates are usually subject to greater revision than those based on substantial production and pressure data, it may be necessary to revise these estimates as additional performance date become available. The sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions included in this report due to governmental policies and uncertainties of supply and demand. Also, estimates of reserves may increase or decrease as a result of future operations.

In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which legal or accounting, rather than engineering and geological, interpretation may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions necessarily represent only informed professional judgments.

The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from Challenger Minerals Inc., other interest owners, and the nonconfidential files of Netherland, Sewell & Associates, Inc. and were accepted as accurate. Supporting geologic, field performance, and work data are on file in our office. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties and are not employed on a contingent basis.

Very truly yours,

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ FREDERIC D. SEWELL, P.E.
Frederic D. Sewell, P.E.
Chairman and Chief Executive Officer

By:	/s/ DAVID B. COX, P.E.	By:	/s/ MIKE K. NORTON, P.G.
	David B. Cox, P.E.		Mike K. Norton, P.G.
	Vice President		Vice President

Date Signed: February 25, 2005		Date Signed: February 25, 2005

DBC:EKK

[Tables Omitted]